FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Mercedes AMG Petronas 'Keep Moving' in Montreal With BlackBerry Partnership	1.

Document 1

  NEWS RELEASE
June 4, 2013

FOR IMMEDIATE RELEASE
Mercedes AMG Petronas 'Keep Moving' in Montreal With BlackBerry Partnership

Waterloo, ON – With the world's elite Formula One drivers and teams arriving in Montreal this weekend, Canadian race fans will get their chance to see the MERCEDES AMG PETRONAS Silver Arrows cars in action at Gilles Villeneuve Circuit.

As the Official Mobile Computing Partner for the MERCEDES AMG PETRONAS Formula One Team, BlackBerry is collaborating with the team on a number of technical and marketing opportunities. The new BlackBerry 10 platform delivers tools and services for MERCEDES AMG PETRONAS, while fan engagement is being improved through the joint development of apps. BlackBerry 10 smartphones are being used by the team so they can 'keep moving' in Montreal and throughout the Formula One season.

The new partnership, signed at the start of the season, has seen the iconic BlackBerry branding featured prominently on the chassis and headrest of the F1 W04 Silver Arrows, the racesuits of Lewis Hamilton and Nico Rosberg, and on the team's racewear kit. As the Official Mobile Computing Partner, BlackBerry and MERCEDES AMG PETRONAS have been working closely together to develop the team's use of the BlackBerry 10 platform at the team's headquarters and at each Grand Prix.

Ross Brawn, Team Principal at the MERCEDES AMG PETRONAS Formula One Team commented: "It's all set to be another exciting race weekend in Montreal and we are delighted to have BlackBerry on-board. We're embracing the new BlackBerry 10 platform at both a technical and operational level, as well as collaborating with the team at BlackBerry to bring new mobile innovation to MERCEDES AMG PETRONAS."

Frank Boulben, Chief Marketing Officer at BlackBerry, said: "Formula One is all about precision engineering, design and innovation - three values that mirror the approach that's gone into creating BlackBerry 10. It is a natural fit for BlackBerry to partner with the MERCEDES AMG PETRONAS Formula One Team to deliver value through technical and marketing collaboration. We have built BlackBerry 10 to keep people moving, and we believe the essence of this will be delivered at many levels through our partnership."

About MERCEDES AMG PETRONAS
The MERCEDES AMG PETRONAS Formula One Team competes in the FIA Formula One World Championship and is based at the team's Operations Centre in Brackley, UK. The engines for the team's Formula One cars are provided by Mercedes AMG High Performance Powertrains based in Brixworth, Northamptonshire.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

###

BlackBerry Media Contact:
Kiyomi Rutledge
M: 519-404-4903
krutledge@blackberry.com

or

MERCEDES AMG PETRONAS Media Contacts:
Nicola Armstrong
+44 7796 877549
narmstrong@mercedes-amg-f1.com

or

Bradley Lord
+44 7785 682893
blord@mercedes-amg-f1.com
www.mercedes-amg-f1.com/media

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	June 5, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO